April 5, 2017

VIA EDGAR

Securities and Exchange Commission

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Era Anagnosti, Legal Branch Chief

Re:	Elevate Credit, Inc.
Registration Statement on Form S-1 (File No. 333-207888)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 4, 2017, in which we, as representatives of the several underwriters (the “Representatives”) of Elevate Credit, Inc.’s (the “Company”) proposed initial public offering, joined the Company’s request for acceleration of the effectiveness of the above-referenced Registration Statement for April 5, 2017, at 4:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at that time, and we hereby formally withdraw our request for acceleration of effectiveness.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC
JEFFERIES LLC

As Representatives of the several Underwriters

By: UBS SECURITIES LLC

By:	/s/ Alexander Dunev
Name:	Alexander Dunev
Title:	Managing Director

By:	/s/ Mitesh Hassamal
Name:	Mitesh Hassamal
Title:	Executive Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stephanie M. Ruiz
Name:	Stephanie M. Ruiz
Title:	Managing Director

By: JEFFERIES LLC

By:	/s/ David Mastrangelo
Name:	David Mastrangelo
Title:	Managing Director